Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS ANNOUNCES YEAR-END 2012 RESULTS

Hamilton, Bermuda, April 1, 2013 – Brookfield Property Partners L.P. (“Brookfield Property Partners” or the “company”), a newly created company being spun out by Brookfield Asset Management Inc. (“Brookfield”), today announced financial results for the commercial property operations of Brookfield (“Brookfield carve-out”) as at and for the year ended December 31, 2012. Brookfield Property Partners also provided pro forma financial results that reflect the Brookfield carve-outs as adjusted to give effect to the spinoff and the acquisition by Brookfield Property Partners of its business and assets as of December 31, 2012 (in the case of the statement of financial position data) and January 1, 2012 (in the case of the statement of operations data). A reconciliation of the Brookfield carve-out financial results to the pro forma financial results is provided in Appendix A on page 7.

“We are excited about the formation of Brookfield Property Partners, the pre-eminent global owner, operator and investor in premier property assets,” stated Ric Clark, Chief Executive Officer of Brookfield Property Partners. “This new partnership will be the premier entity for investors seeking diversified high-quality real estate across the world.”

Pro Forma Financial Results

(US$ millions) Year ended December 31,	2012
Total revenue	$3,744
Net income	$2,511

Net income attributable to limited partnership units (“LP Units”)	$215
Net income attributable to redeemable/exchangeable operating partnership units held by Brookfield (“REUs”)	1,131

Net income attributable to LP Units and REUs	1,346
Net income attributable to interests of others in consolidated subsidiaries	1,165

Net income	$2,511

Funds from operations (“FFO”) attributable to LP Units	$81
FFO attributable to REUs	423

FFO attributable to LP Units and REUs(1)	$504

As at December 31,	2012
Total assets	$47,145
Total liabilities	24,471
Non-controlling interests of others in consolidated subsidiaries	10,865
Non-controlling interests attributable to REUs	9,923
Equity attributable to LP Units	$1,886

(1)	See “Pro-forma Reconciliation of NOI, FFO and Total Return to Net Income” below in this news release for the components FFO.

Net income for the year ended December 31, 2012 was $2.5 billion. Fair value gains (including share of equity accounted fair value gains) on investment properties and other assets were $2.0 billion for the year ended December 31, 2012, continuing the trend of positive revaluations of assets.

FFO attributable to LP Units and REUs for the year ended December 31, 2012 were $81 million and $423 million, respectively, totaling $504 million.

“Brookfield Property Partners is entering the market well positioned for growth with a strong balance sheet to continue to capitalize on attractive investment opportunities,” said Mr. Clark.

Spinoff

Brookfield will effect the spinoff of Brookfield Property Partners by way of a special dividend of units of BPY (“BPY Units”), payable on April 15, 2013 to holders of Brookfield’s Class A and B limited voting shares of record as of March 26, 2013. On the distribution date, each Brookfield shareholder will receive one BPY unit for every 17.421603 shares of Brookfield (that is, approximately 0.0574 BPY units for each Brookfield share). The dividend is currently estimated to be valued at approximately $1.45 per Brookfield Class A or B limited voting share, or approximately $900 million in the aggregate, based on December 31, 2012 International Financial Reporting Standards values. Brookfield Property Partners is expected to begin trading on the NYSE and the TSX on April 15, 2013, under the symbols “BPY” and “BPY.UN” respectively.

Shareholders will receive a cash payment in lieu of any fractional interests in the BPY units. Brookfield will use the volume-weighted average of the trading price of the BPY units for the five trading days immediately following the spinoff to determine the value of the BPY units for the purpose of calculating the cash payable in lieu of any fractional interests.

Immediately following the spinoff, Brookfield Property Partners will effectively be owned approximately 7.5% by the shareholders of Brookfield and approximately 92.5% by Brookfield assuming the exchange of Brookfield’s redeemable partnership units which it holds in an affiliate of Brookfield Property Partners.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

* * * * *

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 15,600 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfield.com.

For more information, please contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,”

“would” and “could.” Although Brookfield Property Partners believes that these anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results of Brookfield Property Partners to differ materially from those contemplated or implied by the statements in this news release include, but are not limited to: changes in the general economy; the cyclical nature of the real estate industry; actions of competitors; failure to attract new tenants and enter into renewal or new leases with tenants on favorable terms; our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants; the bankruptcy, insolvency, credit deterioration or other default of our tenants; actions or potential actions that could be taken by Brookfield; the departure of some or all of Brookfield’s key professionals; the threat of litigation; changes to legislation and regulations; possible environmental liabilities and other possible liabilities; our ability to obtain adequate insurance at commercially reasonable rates; our financial condition and liquidity; downgrading of credit ratings and adverse conditions in the credit markets; changes in financial markets, foreign currency exchange, interest rates or political conditions; the general volatility of the capital markets and the market price of our units; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events of otherwise.

Basis of Presentation

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. Brookfield Property Partners defines FFO as income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Total Return is defined as income before income tax expense (benefit) and related non-controlling interests, and represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns. Net operating income, FFO and Total Return are measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Consolidated Balance Sheet

(US$ Millions) Dec. 31, 2012	Carve-out(1)	Pro forma
Assets
Non-current assets
Investment properties	$31,859	$30,956
Equity accounted investments	8,110	7,539
Participating loan notes	—	775
Other non-current assets	5,636	5,537
Loans and notes receivable	246	246

	45,851	45,053

Current assets
Loans and notes receivable	237	212
Accounts receivable and other	1,022	975
Cash and cash equivalents	910	905

	2,169	2,092

Total assets	$48,020	$47,145

Liabilities and equity in net assets
Non-current liabilities
Property debt	$16,358	$15,785
Capital securities	664	1,914
Other non-current liabilities	441	439
Deferred tax liability	997	1,075

	18,460	19,213

Current liabilities
Property debt	3,366	3,366
Capital securities	202	202
Accounts payable and other liabilities	1,747	1,690

	5,315	5,258

Total liabilities	23,775	24,471

Equity in net assets
Non-controlling interests
Interests of others in consolidated subsidiaries	10,870	10,865
Redeemable/Exchangeable operating partnership units held by Brookfield Asset Management Inc.	—	9,923

Total non-controlling interests	10,870	20,788

Equity in net assets attributable to parent company	13,375	—
Limited partnership units	—	1,886

Total equity in net assets	24,245	22,674

Total liabilities and equity in net assets	$48,020	$47,145

(1)	Carve-out financial results of commercial property operations of Brookfield Asset Management Inc.

See “Appendix A “Reconciliation of carve-out financial results to pro forma financial statements” for an explanation of the adjustments.

Consolidated Statements of Income

	Carve-out(1)		Pro forma
(US$ Millions) Year ended Dec. 31,	2012	2011	2012	2011
Commercial property revenue	$ 2,889	$ 2,425	$ 2,780	$ 2,257
Hospitality revenue	743	164	743	164
Investment and other revenue	169	231	221	267

Total revenue	3,801	2,820	3,744	2,688
Direct commercial property expense	1,201	944	1,171	863
Direct hospitality expense	687	138	687	138
Investment and other expense	36	54	36	54
Interest expense	1,028	977	1,052	981
Administration expense	171	104	219	154

Total expenses	3,123	2,217	3,165	2,190
Fair value gains, net	1,330	1,477	1,227	1,518
Share of equity accounted income excluding fair value gains	427	492	388	456
Share of equity accounted fair value gains	808	1,612	808	1,603

Income before income taxes	3,243	4,184	3,002	4,075
Income tax expense	535	439	491	763

Net income	$ 2,708	$ 3,745	$ 2,511	$ 3,312

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$ 1,209	$ 1,422	$ 1,165	$ 1,423
Redeemable/Exchangeable operating partnership units held by Brookfield Asset Management Inc.			1,131	1,582

Total non-controlling interests	1,209	1,422	2,296	3,005
Parent company	1,499	2,323
Limited partnership units			215	307

Net income	$ 2,708	$ 3,745	$ 2,511	$ 3,312

(1)	Carve-out financial results of commercial property operations of Brookfield Asset Management Inc.

See “Appendix A“Reconciliation of carve-out financial results to pro forma financial statements” for an explanation of the adjustments.

Reconciliation of NOI, FFO and Total Return

	Carve-out(1)		Pro forma
(US$ Millions, except per unit amounts) Year ended Dec. 31,	2012	2011	2012	2011
Commercial property revenue	$ 2,889	$ 2,425	$ 2,780	$ 2,257
Hospitality revenue	743	164	743	164
Direct commercial property expense	(1,201)	(944)	(1,171)	(863)
Direct hospitality expense	(687)	(138)	(687)	(138)
Depreciation and amortization of real estate assets(2)	49	—	49	—

NOI	1,793	1,507	1,714	1,420
Investment and other revenue	169	231	221	267
Investment and other expense	(36)	(54)	(36)	(54)
Share of equity accounted income excluding fair value gains	427	492	388	456
Interest expense	(1,028)	(977)	(1,052)	(981)
Administration expense	(171)	(104)	(219)	(154)
Non-controlling interests of others in consolidated subsidiaries in funds from operations	(512)	(519)	(512)	(519)

FFO(3)	642	576	504	435
Depreciation and amortization of real estate assets(2)	(49)	—	(49)	—
Fair value gains, net	1,330	1,477	1,227	1,518
Share of equity accounted fair value gains	808	1,612	808	1,603
Non-controlling interests of others in consolidated subsidiaries in Total Return	(795)	(1,065)	(751)	(1,066)

Total Return(3)	1,936	2,600	1,739	2,490
Income tax expense	(535)	(439)	(491)	(763)
Non-controlling interest of others in consolidated subsidiaries in income tax expense	98	162	98	162

Net income attributable to parent company/LP Units and REUs(4)	1,499	2,323	1,346	1,889
Net income attributable to non-controlling interests	1,209	1,422
Net income attributable to non-controlling interests of others in consolidated subsidiaries			1,165	1,423

Net income	$ 2,708	$ 3,745	$ 2,511	$ 3,312

(1)	Carve-out financial results of commercial property operations of Brookfield.

(2)	Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

(3)	FFO, Total Return, and net income represent interests attributable to LP Units and REUs. The interests attributable to REUs are presented as non-controlling interests in the pro forma statement of income.

(4)	For the carve-out columns this line item represents net income attributable to parent company, and for the pro forma columns this represents net income attributable to LP Units and REUs.

See “Appendix A: Reconciliation of carve-out financial results to pro forma financial results” for an explanation of the adjustments.

Appendix A: Reconciliation of carve-out financial results to pro forma financial results

As at December 31, 2012	Brookfield Property Partners L.P. (1)	Brookfield Carve-out	Pro Forma Adjustments								Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Preferred Shares (d)	Equity (e)	Tax Impact of Reorganization (f)	HHC (h)	Total Pro Forma Adjustments
Assets
Non-current assets
Investment properties	$—	$31,859	$(740)	$(163)	$—	$—	$—	$—	$—	$(903)	$30,956
Equity accounted investments	—	8,110	(568)	(3)	—	—	—	—	—	(571)	7,539
Participating loan notes	—	—	775	—	—	—	—	—	—	775	775
Other non-current assets	—	5,636	—	—	—	—	—	—	(99)	(99)	5,537
Loans and notes receivable	—	246	—	—	—	—	—	—	—	—	2 46

	—	45,851	(533)	(166)	—	—	—	—	(99)	(798)	45,053

Current assets
Loans and notes receivable	—	237	—	(25)	—	—	—	—	—	(25)	212
Accounts receivable and other	—	1,022	—	(47)	—	—	—	—	—	(47)	975
Cash and cash equivalents	—	910	(3)	(2)	—	—	—	—	—	(5)	905

	—	2,169	(3)	(74)	—	—	—	—	—	(77)	2,092

Total assets	$—	$48,020	$(536)	$(240)	$—	$—	$—	$—	$(99)	$(875)	$47,145

Liabilities and equity in net assets
Non-current liabilities
Property debt	$—	$16,358	$(526)	$(47)	$—	$—	$—	$—	$—	$(573)	$15,785
Capital securities	—	664	—	—	1,250	—	—	—	—	1,250	1,914
Other non-current liabilities	—	441	—	(2)	—	—	—	—	—	(2)	439
Deferred tax liability	—	997	59	(16)	—	—	—	43	(8)	78	1,075

	—	18,460	(467)	(65)	1,250	—	—	43	(8)	753	19,213

Current liabilities
Property debt	—	3,366	—	—	—	—	—	—	—	—	3,366
Capital securities		202	—	—	—	—	—	—	—	—	202
Accounts payable and other liabilities	—	1,747	(33)	(11)	—	—	—	—	(13)	(57)	1,690

	—	5,315	(33)	(11)	—	—	—	—	(13)	(57)	5,258

Equity in net assets
Non-controlling interests
Interests of others in consolidated subsidiaries	—	10,870	—	(13)	—	25	—	—	(17)	(5)	10,865
Redeemable/exchangeable operating partnership units held by parent	—	—	—	—	—	—	9,923	—	—	9,923	9,923

Total non-controlling interests	—	10,870	—	(13)	—	25	9,923	—	(17)	9,918	20,788
Equity in net assets attributable to parent company	—	13,375	(36)	(151)	(1,250)	(25)	(11,809)	(43)	(61)	(13,375)	—
Limited partnership units	—	—	—	—	—	—	1,886	—	—	1,886	1,886

Total equity in net assets	—	24,245	(36)	(164)	(1,250)	—	—	(43)	(78)	(1,571)	22,674

Total liabilities and equity in net assets	$—	$48,020	$(536)	$(240)	$—	$—	$—	$—	$(99)	$(875)	$47,145

(1)	Includes Brookfield Property Partners L.P. balance sheet as at January 15, 2013 which includes partnership equity of $0.001 which is not presented due to rounding.

See notes for an explanation of each adjustment.

For the year ended December 31, 2012	Brookfield Property Partners L.P.	Brookfield Carve-out	Pro Forma Adjustments									Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Preferred Shares (d)	Equity (e)	Tax Impact of Reorganization (f)	Management Fee (g)	HHC (h)	Total Pro Forma Adjustments
Commercial property revenue	$—	$2,889	$(78)	$(31)	$—	$—	$—	$—	$—	$—	$(109)	$2,780
Hospitality revenue	—	743	—	—	—	—	—	—	—	—	—	743
Investment and other revenue	—	169	54	(2)	—	—	—	—	—	—	52	221

Net commercial property income	—	3,801	(24)	(33)	—	—	—	—	—	—	(57)	3,744
Direct commercial property expense	—	1,201	(18)	(12)	—	—	—	—	—	—	(30)	1,171
Direct hospitality expense	—	687	—	—	—	—	—	—	—	—	—	687
Investment and other expense	—	36	—		—	—	—	—	—	—	—	36
Interest expense	—	1,028	(45)	(8)	77	—	—	—	—	—	24	1,052
Administration expense	—	171	—	(2)	—	—	—	—	50	—	48	219

Total expenses	—	3,123	(63)	(22)	77	—	—	—	50	—	42	3,165
Fair value gains	—	1,330	—	(63)	—	—	—	—	—	(40)	(103)	1,227
Share of net earnings from equity accounted investments	—	1,235	(39)	—	—	—	—	—	—	—	(39)	1,196

Income before income taxes	—	3,243	—	(74)	(77)	—	—	—	(50)	(40)	(241)	3,002
Income tax (expense) benefit	—	(535)	—	27	—	—	—	(18)	13	22	44	(491)

Net income	$—	$2,708	$—	$(47)	$(77)	$—	$—	$(18)	$(37)	$(18)	$(197)	$2,511

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$—	$1,209	$—	$(38)	$—	$1	$—	$—	$—	$(7)	$(44)	$1,165
Redeemable/exchangeable operating partnership units held by parent	—	—	—	—	—	—	1,131	—	—	—	1,131	1,131

Total non-controlling interests	—	1,209	—	(38)	—	1	1,131	—	—	(7)	1,087	2,296
Parent company	—	1,499	—	(9)	(77)	(1)	(1,346)	(18)	(37)	(11)	(1,499)	—
Limited partnership units	—	—	—	—	—	—	215	—	—	—	215	215

	$—	$2,708	$—	$(47)	$(77)	$—	$—	$(18)	$(37)	$(18)	$(197)	$2,511

See notes for an explanation of each adjustment.

For the year ended December 31, 2011	Brookfield Property Partners L.P.	Brookfield Carve-out	Pro Forma Adjustments								Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Preferred Shares (d)	Equity (e)	Tax Impact of Reorganization (f)	Management Fee (g)	Total Pro Forma Adjustments
Commercial property revenue	$—	$2,425	$(123)	$(45)	$—	$—	$—	$—	$—	$(168)	$2,257
Hospitality revenue	—	164	—	—	—	—	—	—	—	—	164
Investment and other revenue	—	231	36	—	—	—	—	—	—	36	267

Total revenue	—	2,820	(87)	(45)	—	—	—	—	—	(132)	2,688
Direct commercial property expense	—	944	(62)	(19)	—	—	—	—	—	(81)	863
Direct hospitality expense	—	138	—	—	—	—	—	—	—	—	138
Investment and other expense	—	54	—	—	—	—	—	—	—	—	54
Interest expense	—	977	(61)	(12)	77	—	—	—	—	4	981
Administration expense	—	104	—	—	—	—	—	—	50	50	154

Total expenses	—	2,217	(123)	(31)	77	—	—	—	50	(27)	2,190
Fair value gains	—	1,112	9	32	—	—	—	—	—	41	1,153
Realized gains	—	365	—	—	—	—	—	—	—	—	365
Share of net earnings from equity accounted investments	—	2,104	(45)	—	—	—	—	—	—	(45)	2,059

Income before income taxes	—	4,184	—	18	(77)	—	—	—	(50)	(109)	4,075
Income tax (expense) benefit	—	(439)	—	4	—	—	—	(341)	13	(324)	(763)

Net income	$—	$3,745	$—	$22	$(77)	$—	$—	$(341)	$(37)	$(433)	$3,312

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$—	$1,422	$—	$—	$—	$1	$—	$—	$—	$1	$1,423
Redeemable/exchangeable operating partnership units held by parent	—	—	—	—	—	—	1,582	—	—	1,582	1,582

Total non-controlling interests	—	1,422	—	—	—	1	1,582	—	—	1,583	3,005
Parent company	—	2,323	—	22	(77)	(1)	(1,889)	(341)	(37)	(2,323)	—
Limited partnership units	—	—	—	—	—	—	307	—	—	307	307

	—	$3,745	$—	$22	$(77)	$—	$—	$(341)	$(37)	$(433)	$3,312

See notes for an explanation of each adjustment.

Note regarding pro forma financial information:

The pro forma financial information in this release has been prepared to give effect to the acquisition by Brookfield Property Partners of Brookfield’s commercial property operations (the “reorganization”), including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities. The commercial property operations transferred to the company through the reorganization includes all of the commercial property operations of Brookfield included in the Brookfield carve-out financial statements except for (i) its interest in the Howard Hughes Corporation (“HHC”), a publicly listed real estate entity; and (ii) certain assets within Brookfield’s Australian operations which are not being transferred.

In addition, the pro forma information was prepared reflecting adjustments for the following:

a)	Acquisition of interests in Brookfield’s Australian properties through participating loan notes.
b)	Exclusion of certain assets within Brookfield’s Australian operations which are not being transferred to the company as part of the reorganization.
c)	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the company.
d)	Issuance of $25 million of Preferred Shares by certain holding entities of Brookfield Property Partners.
e)	Issuance of partnership units by Brookfield Property Partners as partial consideration for the business acquired, and issuance of approximately 76 million units of the company in the spin-off based on the number of Class A limited voting shares and Class B limited voting shares of Brookfield as of December 31, 2012.
f)	Reorganization of the legal structure through which the business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments.
g)	Annual management fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement.
h)	Exclusion of Brookfield’s 3% investment in Howard Hughes Corporation, which is not being transferred to the company as part of the reorganization.

The unaudited pro forma information has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial information is provided for information purposes only and is not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.